SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No.--)*

                         Hemptown Clothing Inc.
                         ----------------------
                            (Name of Issuer)

                     Common Stock, without par value
                     -------------------------------
                     (Title of Class of Securities)

                               424691-10-3
                               -----------
                             (CUSIP Number)

                        Michael T. Shannon, Esq.
                              Devlin Jensen
                         Barristers & Solicitors
                   Suite 2550 - 555 W. Hastings Street
                       Vancouver, British Columbia
                            Canada   V6B 4N5
                             (604) 684-2550
                             --------------
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                             August 12, 2003
                             ---------------
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule if filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Page 1 of 8 Pages

CUSIP NO.: 424691-10-3             13G                  Page 2 of 8 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Edmunds

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian

                         (5)    SOLE VOTING POWER

 Number of                      625,000 (1)
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         50,000 (2)
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                625,000(1)

                         (8)    SHARED DISPOSITIVE POWER

                                50,000 (2)

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     675,000

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

(12) TYPE OF REPORTING PERSON (See Instructions)

     IN

(1) Robert Edmunds has sole voting and dispositive power of 500,000 shares which he directly owns and 125,000 shares underlying stock options which have vested and are exercisable within 60 days held directly by Robert Edmunds.
(2) Robert Edmunds has shared voting and dispositive power of 50,000 shares underliying stock options which have vested and are exercisable within 60 days held directly by Lesley Hayes, Robert Edmunds' wife.

CUSIP NO.: 424691-10-3             13G                  Page 3 of 8 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Lesley Hayes

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian

                         (5)    SOLE VOTING POWER

 Number of                      50,000 (1)
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         625,000(2)
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                50,000 (1)

                         (8)    SHARED DISPOSITIVE POWER

                                625,000 (2)

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     675,000

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

(12) TYPE OF REPORTING PERSON (See Instructions)

     IN

(1) Lesley Hayes has sole voting and dispositive power over 50,000 shares underlying stock options which have vested and are exercisable within 60 days and are held directly by Lesley Hayes.
(2) Lesley Hayes shares voting and dispositive power over 500,000 shares held directly by Robert Edmunds, Lesley Hayes' husband, and 125,000 shares underlying stock options which have vested and are exercisable within 60 days held directly by Robert Edmunds.

CUSIP NO.: 424691-10-3             13G                  Page 4 of 8 Pages

Item 1(a) Name of Issuer:

          Hemptown Clothing Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1307 Venables Street
          Vancouver, B.C.
          Canada   V5L 2G1

Item 2(a) Name of Reporting Persons Filing:

          Robert Edmunds

          Lesley Hayes

Item 2(b) Address of Principal Business Office or, if none, Residence:

          1307 Venables Street
          Vancouver, B.C.
          Canada   V5L 2G1

Item 2(c) Citizenship:

          Robert Edmunds and Lesley Hayes are both Canadian citizens

Item 2(d) Title of Class of Securities:

          Common Stock, without par value

Item 2(e) CUSIP Number:

          424691-10-3

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

CUSIP NO.: 424691-10-3             13G                  Page 5 of 8 Pages

          (a)  [   ]     Broker or dealer registered under Section 15 of
               the Act.

          (b)  [   ]     Bank as defined in Section 3(a)(6) of the Act.

          (c)  [   ]     Insurance company as defined in Section 3(a)(19)
               of the Act.

          (d)  [   ]     Investment company registered under Section 8 of
               the Investment Company Act.

          (e)  [   ]     An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E).

          (f)  [   ]     An employee benefit plan or endowment fund in
               accordance with Rule 13d-1(b)(1)(ii)(F).

          (g)  [   ]     A parent holding company, in accordance with
               Rule 13d-1(b)(ii)(G).

          (h)  [   ]     A savings association as defined in Section 3(b)
               of the Federal Deposit Insurance Act.

          (i)  [   ]     A church plan that is excluded from the
               definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

          (j)  [   ]     Group, in accordance with Rule 13d-1(c), check
               this box.

Item 4    Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities identified in
          Item 1.

          (a)  Amount beneficially owned:

               Robert Edmunds beneficially owns 675,000 common shares (Mr. Edmunds directly owns 500,000 common shares and 125,000 shares underlying stock options which have vested and are exercisable within 60 days as well as Mr. Edmunds indirectly owns 50,000 shares underlying stock options which have vested and are exercisable within 60 days which are held directly by Mr. Edmunds' wife, Lesley Hayes).

               Lesley Hayes beneficially owns 675,000 common shares (Ms. Hayes directly owns 50,000 shares underlying stock options which have vested and are exercisable within 60 days as well as Ms. Hayes indirectly owns 500,000 common shares and 125,000 shares underlying stock options which have vested and are exercisable within 60 days which are held directly by Ms. Hayes' husband, Robert Edmunds).

CUSIP NO.: 424691-10-3             13G                  Page 6 of 8 Pages

               (b)  Percent of Class:

                    5.7%

               (c)  Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote

                         Robert Edmunds has sole power to vote or to direct the vote of 625,000 shares.

                         Lesley Hayes has sole power to vote or to direct the vote of 50,000 shares.

                    (ii) Shared power to vote or to direct the vote

                         Robert Edmunds has shared power to vote or to direct the vote of 50,000 shares.

                         Lesley Hayes has shared power to vote or to direct the vote of 625,000 shares.

                   (iii) Sole power to dispose or to direct the
                         disposition of

                         Robert Edmunds has sole power to dispose or to direct the disposition of 625,000 shares.

                         Lesley Hayes has sole power to dispose or to direct the disposition of 50,000 shares.

                    (iv) Shared power to dispose or to direct the
                         disposition of

                         Robert Edmunds has shared power to dispose or to direct the disposition of 50,000 shares.

                         Lesley Hayes has shared power to dispose or to direct the disposition of 625,000 shares.

Item 5    Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
          securities, check the following [   ]

Item 6    Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

CUSIP NO.: 424691-10-3             13G                  Page 7 of 8 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable

Item 8    Identification and Classification of Members of the Group

          Not Applicable

Item 9    Notice of Dissolution of Group

          Not Applicable

Item 10   Certification

          Not Applicable


                                SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 24, 2003                /s/ Robert Edmunds
                                   ----------------------------------
                                        Robert Edmunds

Dated: November 24, 2003                /s/ Lesley Hayes
                                   ----------------------------------
                                        Lesley Hayes

CUSIP NO.: 424691-10-3             13G                  Page 8 of 8 Pages


                                EXHIBIT 1

                         JOINT FILING AGREEMENT
                        PURSUANT TO RULE 13d-1(k)
                                 OF THE
                   SECURITIES AND EXCHANGE ACT OF 1934


     Robert Edmunds and Lesley Hayes, each hereby agrees that this
Schedule 13G filed herewith, and any amendments thereto, relating to the ownership of shares of Common Stock, without par value per share, of Hemptown Clothing Inc. is filed jointly on behalf of such persons.


Dated: November 24, 2003                /s/ Robert Edmunds
                                   ----------------------------------
                                        Robert Edmunds

Dated: November 24, 2003                /s/ Lesley Hayes
                                   ----------------------------------
                                        Lesley Hayes